EXHIBIT 99.1

OPENTV CORP.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of OpenTV Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of shareholders’ equity, and of cash flows present fairly, in all material respects the financial position of OpenTV Corp. and its subsidiaries at December 31, 1999, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of OpenTV Corp.’s management; our responsibility is to express an opinion of these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
January 23, 2002

OPENTV CORP.

CONSOLIDATED BALANCE SHEETS
(amounts in thousands of U.S. dollars, except share amounts)

	December 31,
	1999	2000	2001
ASSETS
Current assets:
Cash and cash equivalents	$6,307	$94,003	$69,249
Short-term marketable debt securities	180,228	115,367	28,454
Marketable equity securities	—	22,275	—
Accounts receivable, net	6,234	13,762	22,681
Due from MIH Limited entities	—	1,570	4,290
Prepaid expenses and other current assets	1,698	7,591	7,248

Total current assets	194,467	254,568	131,922
Long-term marketable debt securities	—	15,612	91,839
Property and equipment, net	5,025	15,671	24,981
Long-term private equity investments	—	25,010	15,208
Goodwill, net	—	1,788,851	1,435,712
Other intangibles, net	6,678	72,275	63,487
Deferred tax asset	—	5,710	—
Other assets	620	3,733	4,465

Total assets	$206,790	$2,181,430	$1,767,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$798	$3,954	$5,628
Accrued liabilities	7,261	17,327	19,467
Due to MIH Limited entities	606	381	157
Deferred revenue	3,564	7,230	6,587
Deferred income taxes	—	5,710	—

Total current liabilities	12,229	34,602	31,839
Deferred revenue, less current portion	—	2,672	4,238

Total liabilities	12,229	37,274	36,077

Commitments and contingencies (Note 10)
Minority interest	—	1,966	1,764

Shareholders’ equity:
Class A Ordinary Shares, no par value, 500,000,000 shares authorized; 14,523,859, 34,829,632 and 40,525,732 shares issued and outstanding in 1999, 2000 and 2001, respectively	188,562	2,087,440	2,138,383
Class B Ordinary Shares, no par value, 200,000,000 shares authorized; 30,631,746 shares issued and outstanding	35,953	35,953	35,953
Additional paid-in capital	162,794	438,202	435,325
Receivable from shareholder	(1)	(1)	(1)
Treasury stock, 41,218 and 49,629 shares in 2000 and 2001, respectively	—	(6)	(16)
Deferred compensation	(42,224)	(16,711)	(4,144)
Accumulated other comprehensive income (loss)	33	(11,354)	(89)
Accumulated deficit	(150,556)	(391,333)	(875,638)

Total shareholders’ equity	194,561	2,142,190	1,729,773

Total liabilities, minority interest and shareholders’ equity	$206,790	$2,181,430	$1,767,614

The accompanying notes are an integral part of these consolidated financial statements.

OPENTV CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(amounts in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31,
	1999	2000	2001
Revenues:
Royalties	$14,782	$29,898	$42,175
Services and other	8,205	19,805	39,832
License fees	2,964	13,444	13,295

Total revenues	25,951	63,147	95,302

Operating expenses:
Cost of services and other revenues(1)	6,002	18,057	33,530
Research and development(2 and 5)	82,403	60,508	43,542
Sales and marketing(3 and 6)	11,971	28,481	46,025
General and administrative(4)	17,798	22,345	19,869
Amortization of goodwill	—	169,284	390,765
Amortization of acquisition-related intangibles	1,210	6,226	23,488

Total operating expenses	119,384	304,901	557,219

Loss from operations	(93,433)	(241,754)	(461,917)
Interest income	898	12,232	10,518
Interest expense	(73)	—	—
Other expense, net	(2)	(111)	(33)
Impairment of investments and notes receivable	—	(10,000)	(14,915)
Realized loss on sale of marketable equity securities	—	(1,687)	(24,014)
Minority interest	2,153	34	202

Loss before income taxes	(90,457)	(241,286)	(490,159)
Income tax benefit	—	509	5,854

Net loss	(90,457)	(240,777)	(484,305)
Preferred stock deemed dividend	31,250	—	—

Net loss attributable to ordinary shareholders	$(121,707)	$(240,777)	$(484,305)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(4.19)	$(4.61)	$(7.13)

Shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	29,065,478	52,190,338	67,937,686

Net loss	$(90,457)	$(240,777)	$(484,305)
Other comprehensive income (loss):
Foreign currency translation	95	(394)	(337)
Unrealized loss on investments, net of income taxes	—	(10,993)	—
Reclassification adjustment for realized losses included in net loss	—	—	11,602

Comprehensive loss	$(90,362)	$(252,164)	$(473,040)

(1)	Inclusive of $53, $2,603 and $3,541 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(2)	Inclusive of $662, $1,538 and $1,171 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(3)	Inclusive of $556, $2,100 and $1,644 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(4)	Inclusive of $11,827, $8,185 and $3,233 share-based compensation for the years ended 1999, 2000 and 2001, respectively.
(5)	Inclusive of $68,569 and $24,908 non-cash warrant expense for the years ended 1999 and 2000, respectively.
(6)	Inclusive of $8,375 marketing for BSkyB hard drive set-top box for the year ended 2001.

The accompanying notes are an integral part of these consolidated financial statements.

OPENTV CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(amounts in thousands of U.S. dollars, except share amounts)

	Class A Ordinary Shares		Class B Ordinary Shares		Series C-1 Convertible Preference Shares		Series C-2 Convertible Preference Shares		Additional Paid-In Capital	Receivable from Shareholders	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Income (Loss)	Deficit
Balances, December 31, 1998	33,183,658	$24,115	—	$—	—	$—	—	$—	$49	$—	$—	$(36)	$(62)	$(28,849)	$(4,783)
Conversion of notes payable to Class A Ordinary Shares	2,973,917	7,133	—	—	—	—	—	—	—	—	—	—	—	—	7,133
Conversion of Class A Ordinary Shares to Class B Ordinary Shares	(36,157,575)	(31,248)	36,157,575	31,248	—	—	—	—	—	—	—	—	—	—	—
Conversion of related party payable to Class B Ordinary Shares	—	—	862,069	2,500	—	—	—	—	—	—	—	—	—	—	2,500
Issuance of Class B Ordinary Shares	—	—	1,214,179	3,521	—	—	—	—	—	—	—	—	—	—	3,521
Capital contribution from shareholder	—	—	—	—	—	—	—	—	7,640	—	—	—	—	—	7,640
Deferred compensation arising from options issued	—	—	—	—	—	—	—	—	22,473	—	—	(22,473)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	13,098	—	—	13,098
Issuance of convertible preference shares	—	—	—	—	23,648,646	26,261	4,504,504	5,000	—	—	—	—	—	—	31,261
Conversion of preference shares to Class A Ordinary Shares	5,630,628	31,261	—	—	(23,648,646)	(26,261)	(4,504,504)	(5,000)	—	—	—	—	—	—	—
Beneficial conversion feature on the sale of convertible preference shares	—	—	—	—	—	—	—	—	31,250	—	—	—	—	(31,250)	—
Issuance of warrants in conjunction with the sale of convertible preference shares	—	—	—	—	—	—	—	—	63,851	—	—	—	—	—	63,851
Initial public offering of Class A Ordinary Shares	8,625,000	157,019	—	—	—	—	—	—	—	—	—	—	—	—	157,019
Issuance of performance warrants to non-employees	—	—	—	—	—	—	—	—	37,531	—	—	(37,531)	—	—	—
Amortization of performance warrants deferred compensation	—	—	—	—	—	—	—	—	—	—	—	4,718	—	—	4,718
Share options exercised	268,231	282	—	—	—	—	—	—	—	—	—	—	—	—	282
Initial capitalization of OpenTV Corp. (Note 1)	—	—	—	—	—	—	—	—	—	(1)	—	—	—	—	—
Transfer to minority interest upon reorganization (Note 1)	—	—	(7,602,077)	(1,317)	—	—	—	—	—	—	—	—	—	—	(1,317)

OPEN TV CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)
(amounts in thousands of U.S. dollars, except share amounts)
	Class A Ordinary Shares		Class B Ordinary Shares		Series C-1 Convertible Preference Shares		Series C-2 Convertible Preference Shares		Additional Paid-In Capital	Receivable from Shareholders	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Income (Loss)	Deficit
Foreign currency translation adjustment	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$95	$—	$95
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(90,457)	(90,457)

Balances, December 31, 1999	14,523,859	188,562	30,631,746	35,953	—	—	—	—	162,794	(1)	—	(42,224)	33	(150,556)	194,561
Share options exercised	1,416,289	4,975	—	—	—	—	—	—	—	—	—	—	—	—	4,975
Shares issued for rights for technology	2,252,252	38,148	—	—	—	—	—	—	—	—	—	—	—	—	38,148
Shares issued for Spyglass acquisition	12,677,228	1,796,236	—	—	—	—	—	—	289,809	—	—	(24,696)	—	—	2,061,349
Shares issued for CableSoft acquisition	1,429,564	36,507	—	—	—	—	—	—	3,493	—	—	—	—	—	40,000
Shares issued for patents	370,858	8,113	—	—	—	—	—	—	—	—	—	—	—	—	8,113
Warrants exercised	1,674,293	14,020	—	—	—	—	—	—	(7,770)	—	—	—	—	—	6,250
Shares issued through employee stock purchase plan	100,186	1,359	—	—	—	—	—	—	—	—	—	—	—	—	1,359
Shares issued in exchange for OpenTV, Inc. shares	385,103	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	1,733	—	—	11,243	—	—	12,976
Reversal of deferred compensation due to employee terminations	—	—	—	—	—	—	—	—	(6,153)	—	—	6,153	—	—	—
Amortization of performance warrants deferred compensation	—	—	—	—	—	—	—	—	(7,904)	—	—	32,813	—	—	24,909
Expenses of initial public offering of Class A Ordinary Shares	—	(480)	—	—	—	—	—	—	—	—	—	—	—	—	(480)
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	(6)	—	—	—	(6)
Employee settlement	—	—	—	—	—	—	—	—	1,450	—	—	—	—	—	1,450
Tax benefit of stock options	—	—	—	—	—	—	—	—	750	—	—	—	—	—	750
Unrealized loss on investments	—	—	—	—	—	—	—	—	—	—	—	—	(10,993)	—	(10,993)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(394)	—	(394)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(240,777)	(240,777)

Balances, December 31, 2000	34,829,632	2,087,440	30,631,746	35,953	—	—	—	—	438,202	(1)	(6)	(16,711)	(11,354)	(391,333)	2,142,190
Share options exercised	1,071,903	3,352	—	—	—	—	—	—	101	—	—	—	—	—	3,453
Shares issued for Static 2358 acquisition	2,719,048	38,203	—	—	—	—	—	—	—	—	—	—	—	—	38,203

OPEN TV CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)
(amounts in thousands of U.S. dollars, except share amounts)
	Class A Ordinary Shares		Class B Ordinary Shares		Series C-1 Convertible Preference Shares		Series C-2 Convertible Preference Shares		Additional Paid-In Capital	Receivable from Shareholders	Treasury Stock	Deferred Compensation	Accumulated Other Comprehensive	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					Income (Loss)
Warrants exercised	1,449,425	$7,663	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—	$—	$7,663
Shares issued through employee stock purchase plan	201,698	1,577	—	—	—	—	—	—	—	—	—	—	—	—	1,577
Shares issued for employee compensation	14,525	148	—	—	—	—	—	—	—	—	—	—	—	—	148
Shares issued in exchange for OpenTV, Inc. shares	239,501	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	9,589	—	—	9,589
Reversal of deferred compensation due to employee terminations	—	—	—	—	—	—	—	—	(2,978)	—	—	2,978	—	—	—
Purchase of treasury shares	—	—	—	—	—	—	—	—	—	—	(10)	—	—	—	(10)
Reclassification adjustment for realized losses included in net loss	—	—	—	—	—	—	—	—	—	—	—	—	11,602	—	11,602
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(337)	—	(337)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(484,305)	(484,305)

Balances, December 31, 2001	40,525,732	$2,138,383	30,631,746	$35,953	—	$—	—	$—	$435,325	$(1)	$(16)	$(4,144)	$(89)	$(875,638)	$1,729,773

The accompanying notes are an integral part of these consolidated financial statements.

OPENTV CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands of U.S. dollars)

	Year Ended December 31,
	1999	2000	2001
Cash flows from operating activities:
Net loss	$(90,457)	$(240,777)	$(484,305)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment	932	3,531	7,189
Amortization of intangible assets and goodwill	1,210	175,510	414,253
Amortization of share-based compensation	13,098	14,426	9,589
Deferred income tax benefit	—	(1,654)	(7,274)
Provision for doubtful accounts	119	738	1,289
Loss on write-off of equipment	61	—	—
Interest on note payable converted to Ordinary Shares	133	—	—
Non-cash warrant expense	68,569	24,909	—
Investment losses	—	11,687	38,929
In-process research and development	—	1,000	2,120
Minority interest	(2,153)	(34)	(202)
Changes in operating assets and liabilities:
Accounts receivable	(4,134)	(193)	(9,781)
Due from MIH Limited entities	—	(1,570)	(2,720)
Prepaid expenses and other current assets	(995)	(213)	1,101
Accounts payable	(1,180)	(121)	1,674
Accrued liabilities	5,747	1,355	(6,795)
Due to MIH Limited entities	269	(225)	(224)
Deferred revenue	346	5,373	1,258
Deferred income taxes	—	(1,178)	—

Net cash used in operating activities	(8,435)	(7,436)	(33,899)

Cash flows provided from (used in) investing activities:
Purchase of property and equipment	(2,576)	(10,655)	(14,243)
Cash from acquired subsidiary	—	74,712	—
Cash for acquisition	—	—	(14,187)
Proceeds from sale of subsidiary	—	—	4,625
Sale of marketable equity securities	—	5,813	16,486
Sale of short-term marketable debt securities	—	81,332	86,913
Purchase of short-term marketable debt securities	(180,228)	(16,263)	—
Increase of long-term private equity investments and notes receivable	—	(35,010)	(5,448)
Purchase of long-term marketable debt securities	—	(15,612)	(76,997)
Increase in other assets	(208)	(2,677)	(101)
Purchase of intangible assets	(248)	—	(400)

Net cash provided from (used in) investing activities	(183,260)	81,640	(3,352)

OPENTV CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)
(amounts in thousands of U.S. dollars)

	Year Ended December 31,
	1999	2000	2001
Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares	$160,822	$12,098	$12,834
Proceeds from issuance of preference shares	31,261	—	—
Proceeds from notes payable to shareholders	2,500	—	—
Increase in minority interest	—	2,000	—

Net cash provided from financing activities	194,583	14,098	12,834

Effect of exchange rate changes on cash	95	(606)	(337)

Net increase (decrease) in cash and cash equivalents	2,983	87,696	(24,754)
Cash and cash equivalents, beginning of year	3,324	6,307	94,003

Cash and cash equivalents, end of year	$6,307	$94,003	$69,249

Supplemental disclosure of cash flow information:
Cash received from (paid for) income taxes	$—	$990	$(1,373)

Non-cash investing and financing activities:
Value of shares issued in connection with acquisitions and establishment of companies and intangible assets		$1,879,004	$38,203

Value of shares issued for stock options of acquired companies		$293,302

Deferred compensation arising from issuances of options	$22,473	$24,696

Conversion of notes payable, including accrued interest, to Ordinary Shares	$7,133

Intangible assets contributed by shareholder	$7,640

Conversion of related party payable to Class B Ordinary Shares	$2,500

Preferred stock deemed dividend	$31,250

Issuance of performance warrants	$37,531

Conversion of preference shares to Class A Ordinary Shares	$31,261

The accompanying notes are an integral part of these consolidated financial statements.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Formation and Business of OpenTV

Pursuant to a reorganization that occurred in October 1999, MIH Limited, the majority shareholder of OpenTV, Inc. exchanged its shares of common stock in OpenTV, Inc. for Ordinary Shares in OpenTV Corp. The reorganization was accounted for on the historical cost basis since there was no change in ownership. As of December 31, 2001, OpenTV Corp. indirectly owns approximately 89% of the common stock of OpenTV, Inc.

We design, develop, market and support software and related components to enable digital interactive television worldwide.

Note 2.    Summary of Significant Accounting Policies

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of OpenTV Corp. and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Management estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, depreciation and amortization, investment impairments, taxes and contingencies. Actual results could differ from these estimates.

Cash and cash equivalents

We consider all highly liquid investments with original or remaining maturities of three months or less at the date of purchase and money market funds to be cash equivalents.

Marketable debt and equity securities

Our policy is to minimize risk by investing in investment grade securities which earn returns based on current interest rates.

We classify all marketable debt and equity securities as available-for-sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Accordingly, our marketable debt and equity securities are carried at fair value as of the balance sheet date. Short-term marketable debt and equity securities are those with remaining maturities at the balance sheet date of one year or less. Long-term marketable debt and equity securities have remaining maturities at the balance sheet date of greater than one year. Unrealized gains and losses are reported as accumulated other comprehensive income (loss) in the statement of shareholders’ equity. Additionally, realized gains and losses on sales of all such investments are reported in results of operations and computed using the specific identification cost method.

Fair value of financial instruments

The reported amounts of our financial instruments, including cash and cash equivalents, short-term marketable debt securities, accounts receivable (net of the allowance for doubtful accounts), accounts payable and accrued liabilities, approximate fair value due to their short maturities.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentration of credit risk

Cash and cash equivalents are primarily invested in a diverse portfolio of money market securities and money market funds in accordance with our investment policy. With respect to accounts receivable, our customer base is dispersed across many geographic areas and we generally do not require collateral. We analyze historical bad debts, customer credit-worthiness, current economic trends in each country where our customers are located, and customer payment history when evaluating the adequacy of the allowance for doubtful accounts.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the life of the lease, or the estimated useful life of the asset, whichever is shorter.

Major additions and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the life of the assets are charged to expense. In the period assets are retired or otherwise disposed of, the costs and related accumulated depreciation and amortization are removed from the accounts, and any gain or loss on disposal is included in results of operations.

Long-term private equity investments

We invest in equity instruments of privately-held companies for the promotion of business and strategic objectives, and we do not attempt to reduce or eliminate the inherent market risks of these investments. These investments are included in long-term private equity investments and are accounted for under the cost method as we do not have the ability to exercise significant influence over operations. We perform periodic reviews of our investments for impairment. Our investments in privately-held companies are considered impaired when a review of the investee’s operations and other indicators of impairment indicate that the carrying value of the investment is not likely to be recoverable. Such indicators include, but are not limited to, limited capital resources, need for additional financing, and prospects for liquidity of the related securities. Impaired investments in privately-held companies are written down to estimated fair value, which is the amount we believe is recoverable from our investment.

Goodwill and intangible assets

Goodwill and intangible assets are stated at cost less accumulated amortization. Amortization is computed on a straight-line basis over the estimated benefit periods. The estimated benefit period of goodwill is 5 years and the estimated benefit period of intangible assets ranges from 1.5 to 5 years.

In July 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 141, all business combinations initiated after June 30, 2001 must be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if there are indicators such assets may be impaired) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 1, 2002.

We account for long-lived assets under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” which requires us to review for impairment of long-lived

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

Revenue recognition

We adopted the provisions of Statement of Position No. 97-2 (“SOP 97-2”), “Software Revenue Recognition”, as amended by Statement of Position No. 98-4, “Deferral of the Effective Date of Certain Provisions of SOP 97-2”, effective January 1, 1998. SOP 97-2 delineates the accounting for software products, products including software that is not incidental to the product, and maintenance revenues. Under SOP 97-2, we recognize product license revenue upon shipment if a signed contract exists, delivery has occurred, the fee is fixed and determinable and collection of the resulting receivables is probable. We recognize royalties upon notification of set-top box shipments from licensees. We recognize revenue upon receipt of non-refundable prepaid royalties, provided that all other requirements of SOP 97-2 are met.

For contracts with multiple obligations (e.g., maintenance and other services), and for which vendor-specific objective evidence of fair value for the undelivered elements exists, we recognize revenue for the delivered elements based upon the residual contract value as prescribed by Statement of Position No. 98-9, “Modification of SOP No. 97-2 with Respect to Certain Transactions.” Generally we have vendor-specific objective evidence of fair value for the maintenance element of software arrangements based on the renewal rates for maintenance in future years as specified in the contracts. In such cases, we defer the maintenance revenue at the outset of the arrangement and recognize it ratably over the period, during which the maintenance is to be provided, which generally commences on the date the software is delivered. Payments for maintenance and support fees are generally made in advance and are non-refundable. Vendor-specific objective evidence of fair value for the service element is determined based on the price charged when those services are sold separately. For revenue allocated to consulting services and for consulting services sold separately, we recognize revenue as the related services are performed. Maintenance and consulting services revenues are included in services and other revenue.

Professional services revenue from software development contracts of less than six months duration is recognized generally based on the completed contract method and for longer term contracts generally on the percentage of completion method. Under the percentage of completion method the extent of progress towards completion is measured based on actual costs incurred to total estimated costs. Provisions for estimated losses on uncompleted contracts are made in the period in which estimated losses are determined. Revenue from integration services and software development contracts are included in services and other revenue.

Revenues from professional services agreements are recognized on the percentage of completion method based on the hours incurred relative to total estimated hours for fixed bid contracts or based on the hours incurred multiplied by the hourly rate for time and material engagements. Related costs are reported as cost of service revenues. Professional services revenues are included in services and other revenue.

We generally enter into arrangements with network operators whereby we license our application software to network operators in exchange for a percentage of the subscription revenue they earn from their customers. Where we have delivered all of the software under the arrangement, we recognize the revenue as the network operator reports to us our revenue share, which is done generally on a quarterly basis. Under arrangements where the customer receives a right for unspecified future applications when they are made available, we recognize the revenue earned on the delivered applications on a subscription basis over the term of the arrangement.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Static2358 brand, we operate and maintain two interactive television channels. Premium rate telephony charges are derived as consumers interact with the channels. Gross telephony charges are recorded as revenues with the portion due to the respective telecommunications company recorded as cost of services. These revenues are included in services and other revenue.

Revenue from the sale of hardware components and manuals are recognized upon shipment and included in services and other revenue.

Research and development

Costs incurred in the research and development of new software products are expensed as incurred until technological feasibility is established. Development costs are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to customers, in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.”

Advertising

Costs related to advertising and promotion of products are charged to sales and marketing expense as incurred. Advertising expense for the years ended December 31, 1999, 2000 and 2001 was $.8 million, $1.4 million, and $2.4 million, respectively. In addition, there was a one-time marketing expense of $8.4 million for the BSkyB hard drive set-top box for the year ended December 31, 2001.

401(k) Plan

Our employees participate in a 401(k) Plan which provides retirement benefits through tax-deferred salary reductions for all eligible employees meeting certain age and service requirements. Participating employees may contribute an amount up to 15% of their eligible compensation, subject to an annual limit. We, at the discretion of our board of directors, may make discretionary matching contributions on behalf of employees. We made contributions to the Plan in the amounts of $.1 million, $.4 million and $.9 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Income taxes

We account for income taxes using an asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Share-based compensation

We account for share-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” Financial Accounting Standard Board Interpretation (“FIN”) 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and FIN 44, “Accounting for Certain Transactions Involving Stock Compensation,” and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation expense is based on the difference, if any, on the date of the

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

grant, between the fair value of our shares and the exercise price of the option. We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” The fair value of such options is determined using the Black-Scholes model and amortized over the vesting period on an accelerated basis.

Comprehensive income (loss)

We adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income.” This statement requires companies to classify items of comprehensive income by their nature in the financial statements and display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. Accordingly, we reported foreign currency translation adjustments and unrealized gain/loss on marketable securities in comprehensive income (loss).

Foreign currency translation

The functional currency of our foreign subsidiaries is the local currency. Assets and liabilities are translated into U.S. dollars at the balance sheet date exchange rate. Revenues and expenses are translated at the average exchange rate prevailing during the period. The related gains and losses from translation are recorded as a translation adjustment in a separate component of shareholders’ equity. Foreign currency transaction gains and losses are included in results of operations.

Net loss per share

Basic and diluted net loss per share are computed using the weighted-average number of Ordinary Shares outstanding, net of Ordinary Shares subject to repurchase. The following items were not included in the computation of diluted net loss per share because the effect would be antidilutive:

	1999	2000	2001
Stock options	5,471,618	7,193,191	7,896,329
Warrants	5,429,728	3,909,222	681,520
Shares issuable for shares of OpenTV Inc. Class A common stock	1,470,957	1,118,872	882,981
Shares issuable for shares of OpenTV Inc. Class B common stock	7,594,796	7,594,796	7,594,796
Shares subject to repurchase	381,230	197,325	62,338

Share Split

We completed a one-for-five reverse share split on November 15, 1999. All share information has been adjusted to reflect this share split.

Recent accounting pronouncements

In October 2001, the FASB issued SFAS No. 144, “Accounting for Impairment or Disposal of Long-lived Assets.” SFAS No. 144 supercedes SFAS No. 121, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. We are required to adopt SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 will not have a material effect on our financial position or results of operations.

In November 2001, the FASB Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Products,” which is a codification of EITF 00-14, 00-22 and 00-25. This issue presumes that consideration from a vendor to a customer or reseller of the vendor’s products to be a reduction of the selling prices of the vendor’s products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless consideration relates to a separate identifiable benefit and the benefit’s fair value can be established. We are required to adopt this policy in the first quarter of 2002. The adoption of EITF 01-09 will not have a material effect on our financial position or results of operations.

Note 3.    Spyglass Acquisition

On March 26, 2000, we signed a definitive merger agreement with Spyglass, Inc. to acquire all of Spyglass’ outstanding stock in a stock-for-stock transaction. Spyglass shareholders received 0.7236 of our Class A Ordinary Shares in exchange for each share of Spyglass common stock. The merger was consummated on July 24, 2000. We issued 12,677,228 Class A Ordinary Shares with a value of $1.8 billion. These shares were valued at $141.69, the average market price per share of our Class A Ordinary Shares for the four trading days before and four trading days after the merger announcement date. We also reserved approximately 2.5 million additional Class A Ordinary Shares for issuance upon the exercise of stock options and warrants of Spyglass which were assumed by us in the merger. The value of such options and warrants was determined by estimating the fair value as of the acquisition date using the Black-Scholes option pricing model. The total consideration paid, including acquisition-related expenses, was approximately $2.1 billion.

Tangible assets acquired from Spyglass included cash and cash equivalents, short-term investments, marketable securities, accounts receivable, fixed assets and other assets. Liabilities assumed from Spyglass included accounts payable, accrued liabilities, deferred revenue and deferred income taxes. The purchase price allocations and annual amortization of the intangible assets and goodwill acquired was as follows (in millions):

	Purchase Price	Amortization Period (in years)	Annual Amortization
Tangible net assets acquired	$122.4	—	$—
Intangible net assets acquired:
Developed technology	5.6	3	1.9
In-process research and development	1.0	—	—
Assembled workforce	11.0	3	3.7
Current contracts	3.5	1.5	2.3
Customer base	1.0	3	0.3
Deferred compensation	24.7	1-4	—
Goodwill	1,922.3	5	384.5

Total	$2,091.5		$392.7

To determine the value of the developed technology, the expected future cash flows attributable to all existing technology were discounted, taking into account risks related to the characteristics and applications of the developed technology, existing and future markets, and assessments of the stage of the technology’s life cycle. The analysis resulted in a valuation for developed technology that had reached technological feasibility and therefore was capitalizable.

The value allocated to projects identified as in-process research and development was charged to expense at the date of the acquisition as these projects had not yet reached technological feasibility and had no future

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

alternative uses. The value of the purchased in-process research and development was determined by estimating the projected net cash flows related to the products, determined based upon our estimate of costs to complete the development of the technology and the future revenue to be earned upon commercialization of the products.

The value allocated to the assembled workforce was attributable to the Spyglass workforce in place after the acquisition which eliminated the need to hire new replacement employees. The value was determined by estimating the cost involved in assembling a new workforce including costs of salaries, benefits, training and recruiting.

The present value of the future cash flows attributable to existing contracts and customer base were allocated to current contracts and customer base, respectively.

The Spyglass deferred compensation was calculated in accordance with FIN 44. The deferred compensation will be amortized over the remaining vesting period of the Spyglass options exchanged in the merger for options of our Class A Ordinary Shares, in accordance with FIN 28. Share-based compensation of $7.0 million and $8.1 million was amortized for the years ended December 31, 2000 and 2001, respectively. In addition, during the years ended December 31, 2000 and 2001, deferred compensation was reduced by $4.7 million and $1.9 million, respectively, and capital surplus was credited by a similar amount due to the termination of Spyglass employees after the merger. As of December 31, 2001, we had unamortized Spyglass deferred compensation of $3.0 million.

Goodwill was determined based on the residual difference between the amount of consideration paid and the values assigned to identified net tangible and intangible assets.

If the acquisition had been consummated as of January 1, 1999, the effect on revenues and net loss would have been as follows (in millions, except share and per share amounts):

	1999	2000
Net revenues	$58.0	$82.5
Net loss	$(473.0)	$(447.0)
Net loss attributable to ordinary shareholders	$(505.0)	$(447.0)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(12.09)	$(6.89)
Shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	41,742,706	64,867,566

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.    Balance Sheet Components (in thousands)

	December 31,
	1999	2000	2001
Accounts receivable:
Trade accounts receivable	$6,120	$15,085	$24,247
Amounts billed under long-term contracts	533	—	—

	6,653	15,085	24,247
Less allowance for doubtful accounts	(419)	(1,323)	(1,566)

	$6,234	$13,762	$22,681

Prepaid expenses and other current assets:
Interest receivable	$472	$2,815	$1,667
Assets held for sale	—	870	—
Prepaid expenses and other	1,226	3,906	5,581

	$1,698	$7,591	$7,248

Property and equipment:
Computers and equipment	$4,863	$10,013	$17,999
Software	1,003	5,185	7,456
Furniture and fixtures	356	2,315	3,614
Leasehold improvements	793	3,552	7,051

	7,015	21,065	36,120
Less accumulated depreciation and amortization	(1,990)	(5,394)	(11,139)

	$5,025	$15,671	$24,981

Goodwill	$—	$1,958,135	$1,995,761
Less accumulated amortization	—	(169,284)	(560,049)

	$—	$1,788,851	$1,435,712

Other intangibles	$7,888	$79,711	$94,411
Less accumulated amortization	(1,210)	(7,436)	(30,924)

	$6,678	$72,275	$63,487

Other assets:
Deposits	$530	$1,325	$2,456
Due from officer	—	2,408	1,806
Other	90	—	203

	$620	$3,733	$4,465

Accrued liabilities:
Accrued payroll and related liabilities	$3,806	$8,586	$9,757
Accrued professional fees	1,940	607	1,320
Accrued marketing	273	352	1,201
Accrued income taxes	—	48	1,364
Accrued liability to warrant holder	314	1,975	1,975
Accrued acquisition costs	—	4,668	586
Other accrued liabilities	928	1,091	3,264

	$7,261	$17,327	$19,467

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5.    Marketable Debt and Equity Securities

The following is a summary of marketable debt and equity securities as of December 31 (in thousands):

	1999
	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market fund	$148,206	$—	$—	$148,206
Other debt securities	32,021	1	—	32,022

Total short-term investments	$180,227	$1	$—	$180,228

	2000
	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Commercial paper	$26,298	$1	$(7)	$26,292
Corporate debt securities	50,560	35	(26)	50,569
Certificates of deposit	16,273	17	—	16,290
U.S. government debt securities	18,976	34	—	19,010
Other debt securities	3,208	2	(4)	3,206

Total marketable debt securities (due in one year or less)	115,315	89	(37)	115,367

Marketable equity securities	40,500	—	(18,225)	22,275

Corporate debt securities	7,043	72	—	7,115
Other debt securities	8,497	—	—	8,497

Total long-term marketable debt securities (due after one year)	15,540	72	—	15,612

Total marketable debt and equity securities	$171,355	$161	$(18,262)	$153,254

	2001
	Purchase/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Auction rate securities	$7,999	$1	$—	$8,000
Municipal debt securities	3,017	7	—	3,024
Corporate debt securities	16,304	126	—	16,430
Certificates of deposit	1,000	—	—	1,000

Total marketable debt securities (due in one year or less)	28,320	134	—	28,454

Corporate debt securities	30,671	182	(50)	30,803
U.S. government debt securities	60,692	457	(113)	61,036

Total long-term marketable debt securities (due after one year)	91,363	639	(163)	91,839

Total marketable debt securities	$119,683	$773	$(163)	$120,293

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated fair value may not be representative of actual values of the financial instruments that could have been realized as of year-end or that will be realized in the future.

Note. 6    Impairment of Investments, Intangibles and Long-Lived Assets

During the years ended December 31, 2000 and 2001, we determined that the carrying value of certain private equity investments would most likely not be realized. We recorded write-downs of $10 million in the year ended December 31, 2000 and $14.9 million in the year ended December 31, 2001.

Under SFAS No. 121, the impairment of enterprise level goodwill must be assessed periodically whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. As of December 31, 2001, we determined that no impairment loss had occurred in the net book value of goodwill of $1.4 billion.

We believe that the required adoption of SFAS No. 142 as of January 1, 2002, will result in an impairment charge in the range of $900 to $950 million. This will be recorded as a change in accounting principle.

Note 7.    Shareholders’ Equity

Authorized share capital

•	500,000,000 Class A Ordinary Shares

•	200,000,000 Class B Ordinary Shares

•	500,000,000 preference shares

Voting

The holders of Class A Ordinary Shares and Class B Ordinary Shares are generally entitled to vote as a single class on all matters upon which holders of Ordinary Shares have a right to vote, subject to the requirements of any applicable laws. Each Class A Ordinary Share entitles its holder to one vote, and each Class B Ordinary Share entitles its holder to ten votes. Unless otherwise required by law, and so long as their rights are not adversely affected, the holders of Class A Ordinary Shares and Class B Ordinary Shares are not entitled to vote on any amendment to our Articles of Association and Memorandum of Association that relates solely to the terms of one or more outstanding series of preference shares.

Dividends and Other Distributions

Subject to the preferential and other dividend rights of any outstanding series of preference shares, the holders of Class A Ordinary Shares and Class B Ordinary Shares are entitled to equal dividends per share when, as and if declared by our board of directors, except that all dividends payable in Ordinary Shares will be paid in the form of Class A Ordinary Shares to holders of Class A Ordinary Shares and in the form of Class B Ordinary

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shares to holders of Class B Ordinary Shares. Neither Class A Ordinary Shares nor Class B Ordinary Shares may be split, divided or combined unless the other class is proportionally split, divided or combined.

In the event we are liquidated, the holders of our Class A Ordinary Shares and Class B Ordinary Shares will be treated equally on a per share basis and will be entitled to receive all of our remaining assets following distribution of the preferential and/or other amounts to be distributed to the holders of our preference shares.

Merger

In the event of a merger, the holders of Class A Ordinary Shares and Class B Ordinary Shares will be entitled to receive the same per share consideration, if any, except that if such consideration includes voting securities (or the right to acquire voting securities or securities exchangeable for or convertible into voting securities), we may (but are not required to) provide for the holders of Class B Ordinary Shares to receive voting securities (or rights to acquire voting securities) entitling them to ten times the number of votes per share as the voting securities (or rights to acquire voting securities) being received by holders of Class A Ordinary Shares.

Conversion of Class B Ordinary Shares

Each Class B Ordinary Share is convertible, at the option of the holder thereof, into Class A Ordinary Shares on a share-for-share basis and will automatically convert on a share-for-share basis upon the occurrence of any of the following:

•
upon transfer of Class B Ordinary Shares to a person or entity which is not one of the original beneficial owners of Class B Ordinary Shares or Class A Ordinary Shares who used to be the holder of Convertible Preference Shares or an affiliate;

•	on the date on which the number of Class B Ordinary Shares then outstanding is less than 10% of our then outstanding Ordinary Shares (without regard to voting rights);

•
at any time when the board of directors and the holders of a majority of our outstanding Class B Ordinary Shares approve the conversion of all of the Class B Ordinary Shares into Class A Ordinary Shares; or

•
if the board of directors, in its sole discretion, elects to effect a conversion after a determination that there has been a material adverse change in the liquidity, marketability or market value of our Class A Ordinary Shares, considered in the aggregate, due to (i) the exclusion of Class A Ordinary Shares from trading on a national securities exchange or the exclusion of Class A Ordinary Shares from quotation on the Nasdaq or any other similar market quotation system then in use; or (ii) requirements under any applicable law, in each of cases (i) and (ii), as a result of the existence of our Class B Ordinary Shares.

In the event of a transaction where Class A Ordinary Shares are converted into or exchanged for one or more other securities, cash or other property (a “Class A Conversion Event”), a holder of Class B Ordinary Shares thereafter will be entitled to receive, upon the conversion of such Class B Ordinary Shares, the amount of such securities, cash and other property that such holder would have received if the conversion of such Class B Ordinary Shares had occurred immediately prior to the record date or effective date, as the case may be, of the Class A Conversion Event.

Exchangeable Share Arrangements

We have entered into or adopted arrangements that afford the minority shareholders of OpenTV, Inc. the ability to exchange their shares of OpenTV, Inc. for shares of OpenTV Corp., generally on a one-for-one basis.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The minority shareholders of OpenTV, Inc. are at all times treated as if they were shareholders of OpenTV Corp. As the shares are exchanged, they will be accounted for at historical cost. As the minority shareholders are not responsible to fund the losses of OpenTV, Inc., we have recorded 100% of the loss in excess of the cost basis of the minority shareholders.

Shares Reserved

As of December 31, 2001, the following Class A Ordinary Shares were reserved:

Issuable upon conversion of Class B Ordinary Shares	30,631,746
Issuable upon exchange of shares (including shares issuable upon exercise of outstanding options) of OpenTV, Inc. common stock	1,035,981
Stock options outstanding	7,743,329
Stock options reserved for future grant under 1999 Option Plan	239,843
Stock options reserved for future grant under 2001 Option Plan	361,378
Employee stock purchase plan	500,000
Performance warrant	175,000
Warrants from Spyglass acquisition	506,520

Total	41,193,797

In addition, 7,594,796 Class B Ordinary Shares were reserved for issuance upon exchange of shares of OpenTV, Inc. Class B common stock.

Private Placement of Series C Preference Shares

In October 1999, we completed a private placement of 4,729,728 Series C-1 Convertible Preference Shares at $5.55 per share, 900,900 Series C-2 Convertible Preference Shares at $5.55 per share, and warrants to purchase 4,729,728 Class A Ordinary Shares (expiring in October 2001) at $5.55 per share to America Online, Inc., General Instrument Corporation and subsidiaries of Liberty Digital, Inc., News Corporation, Time Warner, Inc. and Sun Microsystems, Inc. for net proceeds of $31.3 million. The Series C-1 Convertible Preference Shares and Series C-2 Convertible Preference shares converted into 5,630,628 Class A Ordinary Shares at the time of our public offering. The convertible preference shares have an embedded beneficial conversion feature which under EITF 98-5 resulted in a preferred stock dividend of $31.3 million in the quarter ended December 31, 1999. The fair value attributable to the warrants to purchase Class A Ordinary Shares of $63.9 million was recorded in operating expenses as a non-cash warrant expense in the quarter ended December 31, 1999. The warrants were valued using the Black Scholes option pricing model. In connection with the investments, we entered into strategic agreements with America Online Inc., General Instrument Corporation, News Corporation and Time Warner, Inc. In January, 2000, Motorola, Inc. acquired General Instrument Corporation.

In October 2000, we received $6.2 million from the exercise of warrants to purchase 1,126,126 Class A Ordinary Shares. In December 2000, we issued 548,167 Class A Ordinary Shares in exchange for the cashless exercise of warrants to purchase 900,900 Class A Ordinary Shares. In the year ended December 31, 2001, we received $7.7 million from the exercise of warrants to purchase 1,301,126 Class A Ordinary Shares. In October 2001, we issued 148,299 Class A Ordinary Shares in exchange for the cashless exercise of warrants to purchase 450,450 Class A Ordinary Shares.

At December 31, 1999, 2000, and 2001 we had no preference shares outstanding.

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Performance Warrant

In December 1999, we issued warrants to purchase 700,000 Class A Ordinary Shares (expiring in December 2002) at $5.55 per share to General Instrument Corporation. The warrants are exercisable based on General Instrument meeting certain performance milestones. The fair value attributable to the performance warrants of $37.5 million was recorded in the year ended December 31, 1999. The fair value of the warrants associated with achievement of a future event was calculated at each reporting date using the Black-Scholes option pricing model. As a result, the warrant expense fluctuated as the fair market value of our Class A Ordinary Shares fluctuated. A total of $4.7 million and $24.9 million was amortized as non-cash warrant expense for the years ended December 31, 1999 and 2000, respectively. The unamortized balance of $7.9 million was credited to additional paid-in capital in 2000 due to the change in the value of the shares.

Warrants from Spyglass Acquisition

In October 1998, General Instrument acquired warrants to purchase shares of Spyglass. These warrants were assumed by OpenTV in connection with the acquisition of Spyglass and now represent warrants (expiring in December 2003) to purchase 506,520 Class A Ordinary Shares. The exercise prices are $18.24 to $20.43 (subject to adjustment in certain circumstances) and become exercisable on varying dates over a five-year period.

Agreements with General Instrument and Motorola

In November 2000, we entered into a series of definitive agreements with General Instrument Corporation and Motorola, Inc. dedicated to accelerating interactive television deployments worldwide. One of the agreements provided for the establishment of a co-owned venture that will provide integration and testing services for cable and satellite operators. We contributed 370,858 of our Class A Ordinary Shares to this venture and these shares were then transferred by the venture to General Instrument in exchange for a three-year license of certain General Instrument patents on a royalty-free, worldwide, non-exclusive basis. The value of the shares was $8.1 million and this amount was included in intangible assets in our consolidated balance sheet. At December 31, 2000 and 2001, the value of Motorola’s minority interest in the venture of $2.0 million and $1.8 million, respectively, was shown as a separate line in our consolidated balance sheet.

In addition, General Instrument agreed to purchase all of our stock in the Acadia Solution Center that was acquired in the Spyglass acquisition. The net proceeds of $4.6 million from the sale were reflected as a reduction of the Spyglass goodwill in the first quarter of 2001.

CableSoft Acquisition

In November 2000, we acquired CableSoft Corporation in a stock-for-stock transaction in exchange for 1,429,564 of our Class A Ordinary Shares. CableSoft is a leading provider of “on-demand information” software solutions for broadband network operators. General Instrument was one of CableSoft’s primary shareholders and a party to the acquisition agreement. The value of these shares at the acquisition date was $36.5 million. In addition, we assumed certain CableSoft options in connection with the transaction which increased the purchase price to a total of $40.0 million. The purchase price, including expenses, has been allocated to intangible assets ($4.5 million) and goodwill ($35.9 million) based upon an appraisal.

Static2358 Acquisition

In July 2001, we acquired Static2358, a privately-held leading interactive TV(“iTV”) media and entertainment company. Static2358 provides iTV application development expertise across multiple platforms, broadcast design

OPENTV CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

services for TV networks, and owns and operates the iTV entertainment and games channels, PlayJam and Yo-Yo. Under the acquisition agreement, we acquired all of Static’s privately-held stock in a combined stock and cash transaction. Static shareholders received an aggregate of 2,719,048 of our Class A Ordinary Shares with a value of $38.2 million at the acquisition date, and approximately $12.7 million in cash was paid to retire certain Static obligations. Pursuant to certain earn-out provisions contained in the Static acquisition agreement, the principal shareholders of Static earned an additional consideration of 626,872 Class A Ordinary Shares to be issued in early 2002. Additional goodwill will be recorded based on the fair value of the shares at the date of issuance.

Tangible assets acquired from Static included cash and cash equivalents, accounts receivable, fixed assets and other assets. Liabilities assumed from Static included accounts payable and accrued liabilities. The total purchase price, including expenses, was allocated based upon an appraisal as follows (in millions):

Purchase Price
Tangible net assets acquired	$(5.5)
Intangible net assets acquired:
Developed technology	5.1
In-process research and development	2.1
Existing partnerships	8.5
Trademarks	0.7
Goodwill	41.5

$52.4

The intangible assets are being amortized over three years and the goodwill is not being amortized. The $2.1 million identified as in-process research and development was charged to expense since the projects had not yet reached technological feasibility and had no future alternative uses.

EchoStar Joint Venture

In February 2000, we entered into an agreement with EchoStar Communications Corporation (“ECC”), EchoStar Satellite Corporation and EchoStar Technologies Corporation (collectively “EchoStar”) to develop a low- cost, hard-drive set-top box for the mass TV-viewing market. EchoStar contributed to a newly formed subsidiary of ECC (“OpenStar”) a non-exclusive, perpetual, royalty-free worldwide license to all of EchoStar’s existing intellectual property which enables hard drive functionality in a satellite receiver. Immediately following the formation of OpenStar, we purchased 50% of the OpenStar shares from ECC, in exchange for 2,252,252 of our Class A Ordinary Shares and contribution to OpenStar of a non-exclusive, perpetual, royalty-free, worldwide license to certain OpenTV intellectual property. Those shares were released from escrow in December 2000, when EchoStar had met certain milestones relating to the deployment of OpenTV-enabled set-top boxes. The value recorded for those shares of $38.1 million was based on the market price of our Class A Ordinary Shares on the date the shares were released from escrow, was allocated to intangible assets in the consolidated balance sheet and is being amortized over five years on a straight-line basis.

MIH and Thomson

In March 1999, MIH Limited (“MIH”) agreed to pay Thomson Consumer Electronics, Inc. (“Thomson”) $7.6 million for certain intellectual property which Thomson contributed to OpenTV and $38.6 million for Thomson’s 16,084,852 shares of OpenTV’s common stock. MIH issued a promissory note to Thomson for the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

total amount. Thomson exchanged the promissory note for shares in MIH, a publicly traded company, in April 1999. Sun Microsystems (“Sun”) exercised its right to acquire from MIH its pro-rata share of common stock of OpenTV which was acquired by MIH from Thomson. As a result of these transactions, a new Stockholders’ Agreement was adopted in March 1999 among OpenTV, MIH and Sun.

Employee Settlement

In August 2000, we settled a wrongful dismissal case with a former employee for a cash payment of $.1 million and options to purchase 41,875 shares of the Class A Common Stock of OpenTV, Inc. at an exercise price of $1.05 per share. The total cost of this settlement of $1.6 million was charged to expense with a corresponding credit of $1.5 million to additional paid-in capital.

Note 8.    Employee Option Plans and Share Purchase Plan

Option Plans

Options are currently outstanding under the following plans: (i) the Amended and Restated OpenTV Corp. 1999 Share Option/Share Issuance Plan (the “1999 Plan”), (ii) the Amended and Restated OpenTV, Inc. 1998 Option/Stock Issuance Plan (the “1998 Plan”), (iii) the 2001 Non-statutory Stock Option Plan (the “2001 Plan”), (iv) option plans assumed in connection with our Spyglass merger (collectively, the “Assumed Spyglass Plans”), and (v) option plans assumed in connection with our CableSoft merger (the “Assumed CableSoft Plans”).

We issue options from the 1999 Plan. The compensation committee of our board of directors administers the 1999 Plan. The committee has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 1999 Plan. The committee has discretion to determine grant recipients, vesting requirements, exercise prices and other terms and conditions of award eligibility. The options may be incentive stock options or non-statutory options. Consistent with the foregoing, options are generally granted at an exercise price equal to the fair market value on the date of grant and vest 25% after 12 months of continuous service with OpenTV and 1/48th over each of the next 36 months. The term of the options generally is 10 years from the date of grant. Unexercised options generally expire three months after termination of employment with OpenTV. A total of 8,980,000 Class A Ordinary Shares have been reserved for issuance under the 1999 Plan since its inception, and as of December 31, 2001, options to purchase 6,433,140 Class A Ordinary Shares were outstanding under the 1999 Plan.

Under the 2001 Plan the compensation committee of our board of directors has complete discretion to make all decisions relating to the interpretation, operation and amendment of the 2001 Plan. Only non-statutory options can be granted. A total of 500,000 Class A Ordinary Shares have been reserved for issuance under the 2001 Plan, and as of December 31, 2001, options to purchase 138,622 Class A Ordinary Shares were outstanding.

Effective as of October 23, 1999, options to purchase 5,141,114 shares of Class A Common Stock of OpenTV, Inc. under the 1998 Plan were assigned to and assumed by OpenTV Corp. and these options thereafter represented the right to purchase under the 1999 Plan an identical number of Class A Ordinary Shares of OpenTV Corp. The remainder of the options then outstanding under the 1998 Plan were not assigned to and assumed by OpenTV Corp. The 1998 Plan will remain in existence for the sole purpose of governing those remaining options until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options or shares awarded under the 1998 Plan that are forfeited or cancelled will no longer be available for issuance under the 1998 Plan. As of December 31, 2001, options to purchase 153,000 shares of OpenTV, Inc.’s Class A Common Stock were outstanding under the 1998 Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All of the options to purchase Spyglass common stock outstanding under the Assumed Spyglass Plans were converted in the Spyglass merger, and all of the options to purchase CableSoft common stock outstanding under the Assumed CableSoft Plans were converted in the CableSoft merger, into options to purchase our Class A Ordinary Shares. As of December 31, 2001, options to purchase 1,110,640 and 60,927 of our Class A Ordinary Shares were outstanding under the Assumed Spyglass Plans and the Assumed CableSoft Plans (collectively, the “Assumed Plans”). The Assumed Plans will remain in existence for the sole purpose of governing these remaining options, until such time as such options have been exercised and the underlying shares have become transferable by the holders. Options awarded under the Assumed Plans that are forfeited or cancelled will no longer be available for issuance under Assumed Plans, and no new options will be granted to employees under the Assumed Plans.

Activity under the Plans is as follows:

	Shares Available for Grant	Number of Shares	Exercise Price	Aggregate Price (in thousands)	Weighted Average Exercise Price
Balances, December 31, 1998	2,310,925	3,507,495		$3,683	$1.05
Additional options reserved under 1998 Plan	960,000	—		—
Options cancelled under 1998 Plan	(265,532)	(5,141,114)	$1.05–$ 6.00	(12,863)	$2.14
Options reserved at inception of 1999 Plan	7,200,000	—
Options assumed under 1999 Plan	(5,141,114)	5,141,114	$1.05–$ 6.00	12,863	$2.14
Options granted	(3,799,200)*	3,960,200	$1.05–$88.00	22,141	$5.59
Options exercised	—	(1,629,321)	$ 1.05	(1,711)	$1.05
Options cancelled	280,088	(280,088)	$1.05–$19.00	(707)	$2.52

Balances, December 31, 1999	1,545,167	5,558,286		23,406	$4.21
Additional options reserved under 1999 Plan	1,780,000	—
Options related to Spyglass acquisition	—	2,023,219	$0.21–$83.96	47,252	$23.35
Options related to CableSoft acquisition	—	148,031	$ 1.95	288	$1.95
Options granted	(1,784,203)	1,784,203	$17.63–$94.56	95,921	$53.76
Options exercised	—	(1,442,497)	$0.21–$48.89	(4,692)	$3.25
Options cancelled	683,002	(878,051)	$1.05–$94.56	(17,714)	$20.17

Balances, December 31, 2000	2,223,966	7,193,191		144,461	$20.08
Options reserved at inception of 2001 Plan	500,000	—		—
Options granted	(3,531,628)	3,531,628	$4.77–$21.50	36,312	$10.32
Options exercised	—	(1,069,009)	$0.21–$18.31	(3,352)	$3.14
Options cancelled	1,408,883	(1,759,481)	$1.05–$94.56	(53,923)	$32.26

Balances, December 31, 2001	601,221	7,896,329		$123,498	$15.64

*	Does not include 161,000 shares of OpenTV, Inc. options granted in 1999 that were not assumed under the 1999 Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information with respect to options outstanding at December 31, 2001:

	Options Outstanding			Options Currently Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0–$10	4,901,717	8.13	$5.92	1,838,543	$2.89
$11–$20	1,414,821	8.47	$13.77	803,198	$14.14
$21–$30	176,931	8.75	$23.91	51,188	$27.11
$31–$40	332,388	8.8	$33.19	103,769	$33.19
$41–$50	576,550	8.8	$47.83	244,612	$46.35
$51–$60	385,292	8.52	$54.25	121,281	$54.24
$61–$100	108,630	8.19	$83.51	6,685	$89.49

	7,896,329			3,169,276

At December 31, 1999, 2000 and 2001 vested options to purchase 1,190,693, 2,945,643 and 3,169,276 Ordinary Shares, respectively, were unexercised.

Share Purchase Plan

In November 1999, our shareholders approved the 1999 Employee Stock Purchase Plan. A total of 500,000 Class A Ordinary Shares are currently reserved for issuance pursuant to the purchase rights granted in the calendar year 2001. The first offering under the purchase plan began in November 1999. During the years ended December 31, 2000 and 2001, 100,186 and 201,698 shares, respectively, were issued to employees under the plan for total proceeds of $1.4 million and $1.6 million, respectively.

Share-based compensation

We recorded non-cash deferred share compensation of $22.5 million and $24.7 million for the years ended December 31, 1999 and 2000, respectively, representing the difference between the exercise price and deemed fair market value for options to purchase shares granted to employees and the fair value attributable to options granted to non-employees. These amounts are being amortized in accordance with FIN 28 over the vesting period of the option life, which is generally four years. As of December 31, 2001, we had total unamortized deferred share compensation of $4.1 million which is expected to be fully amortized over the next three years. During the years ended December 31, 2000 and 2001, total deferred compensation was reduced by $6.2 million and $3.0 million, respectively, and capital surplus was credited by a similar amount due to the termination of certain employees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value disclosures

Had compensation cost for our share-based compensation plans and Employee Stock Purchase Plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, our net loss would have been increased to the pro-forma amounts indicated below (amounts in millions, except per share amounts):

	Year Ended December 31,
	1999	2000	2001
Net loss attributable to ordinary shareholders:
As reported	$(121.7)	$(240.8)	$(484.3)
Pro-forma	$(124.7)	$(273.5)	$(506.4)
Net loss per share attributable to ordinary shareholders, basic and diluted:
As reported	$(4.19)	$(4.61)	$(7.13)
Pro-forma	$(4.29)	$(5.24)	$(7.45)

We calculated the fair value of each option grant on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	1999	2000	2001
Risk free interest rate	4.75%-6.00%	5.46%-6.81%	2.30%-4.71%
Average expected life (years)	5	5	5
Volatility	184%	135%	110%
Dividend yield	—	—	—

The weighted average fair value of options granted during 1999, 2000 and 2001 was $8.78, $53.37 and $9.07, respectively.

We calculated the fair value of purchase rights under our Employee Stock Purchase Plan using the Black-Scholes option pricing model with the following assumptions:

	2000	2001
Risk free interest rate	5.16%–5.21%	3.15%–5.18%
Average expected life	6 months	6 months
Volatility	135%	110%
Dividend yield	—	—

The weighted average fair value of rights issued pursuant to our employee stock purchase plan in 2000 and 2001, was $26.20 and $12.04, respectively.

These pro-forma amounts may not be representative of the effects on reported net loss for future years as options vest over several years and additional awards are generally made each year.

Note 9.    Income Taxes

The components of loss before taxes are as follows (in thousands):

	Year ended December 31,
	1999	2000	2001
United States	$(23,423)	$(211,774)	$(476,248)
International	(67,034)	(29,512)	(13,911)

	$(90,457)	$(241,286)	$(490,159)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision (benefit) for income taxes is comprised of following:

	Year ended December 31,
	1999	2000	2001
Current
United States	$—	$125	$—
International	—	820	1,320
State	—	200	100

	$—	$1,145	$1,420

Deferred
United States	$—	$(1,654)	$(7,274)

Provision (benefit)	$—	$(509)	$(5,854)

We did not provide any current or deferred income taxes prior to January 1, 2000, since we incurred operating losses in all jurisdictions.

The provision (benefit) for income taxes differs from the amount computed by applying the statutory United States Federal income tax rate to income (loss) before taxes as follows (in thousands):

	Year ended December 31,
	1999	2000	2001
Income tax (benefit) at the Federal statutory rate of 35%	$(31,660)	$(84,450)	$(171,556)
Amortization of goodwill	—	59,249	136,768
Amortization of share-based compensation	2,185	4,541	3,356
International losses	23,314	10,329	4,869
Change in valuation allowance	8,277	12,142	20,605
Other	(2,116)	(2,320)	104

	$—	$(509)	$(5,854)

The components of the net deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	1999	2000	2001
Current deferred tax asset (liability), net
Deferred revenue	$720	$2,258	$2,739
Accrued liabilities and reserves	330	1,497	3,033
Unrealized investment gains	—	(8,006)	—
Valuation allowance	(1,050)	(1,459)	(5,772)

	$—	$(5,710)	$—

Long-term deferred tax asset (liability), net
Share-based compensation	$2,794	$2,674	$2,674
Depreciation and amortization	242	177	2,397
Acquired intangibles	—	(8,752)	(4,952)
Net operating loss carryforwards	8,446	33,996	40,783
Credit carryforwards	720	1,550	2,000
Valuation allowance	(12,202)	(23,935)	(42,902)

	$—	$5,710	$—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We provided a full valuation allowance on deferred tax assets in excess of deferred tax liabilities because of our limited operating history and uncertainty regarding the realizability of the deferred tax assets.

At December 31, 2001, we had approximately $112 million and $27 million, respectively, of Federal and state net operating losses to reduce future taxable income. These carryforwards expire between 2010 and 2021 for Federal tax purposes and 2003 and 2011 for state tax purposes, if not utilized. Our net operating losses are subject to certain limitations and may be subject to future limitations as a result of changes in ownership as defined by Federal and state tax law.

Note 10.    Commitments and Contingencies

We have agreed to issue Ordinary Shares in exchange for shares of OpenTV, Inc. held by minority shareholders, generally on a one-for-one basis, pursuant to an exchange agreement and a plan of exchange. The exchange of shares will represent the acquisition of a minority interest and will be accounted for under the purchase method of accounting.

We sublease our facilities from third parties under operating lease agreements in the United States, Europe and Asia. These leases expire between March 2002 and June 2010. Total rent expense, net of sublease amounts, for the years ended December 31, 1999, 2000 and 2001 was $1.7 million, $4.2 million and $8.2 million, respectively.

Future minimum payments under noncancelable operating leases as of December 31, 2001, are as follows (in millions):

Minimum Commitments
2002	$9.5
2003	8.5
2004	7.3
2005	3.5
2006	2.5
Thereafter	6.4

$37.7

As of December 31, 2001, we have two standby letters of credit that were issued to our landlords for approximately $3.0 million. In addition, we have $10.0 million of marketable debt securities pledged with a bank for foreign exchange facilities as of December 31, 2001.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 11.    Related Party Transactions

Related parties are defined as entities and their affiliates which own 5% of more of any class of our Ordinary Shares or any class of the common stock of OpenTV, Inc., or any equity investments in which we held a 10% or greater interest. Revenue and expenses from related party transactions were as follows (in thousands):

		Year Ended December 31,
Related Party	Nature of Transaction	1999	2000	2001
Shareholders:
MIH Limited and its affiliates	Royalties, license fees and service revenue	$—	$1,631	$5,885
	Indirect royalties*	1,037	1,370	586
Motorola and General Instrument	License fees and service revenue	—	9,040	8,556
	Equipment purchase	—	—	2,182
EchoStar	Royalties, license fees and service revenue	123	1,073	3,501
Thomson Multimedia and its affiliates	Royalties and service revenue	465	950	2,270
America Online	Service revenue	—	—	865
Sun Microsystems	Software technology license and equipment purchase	723	333	318
Equity Investments:
WOW TV	License fees and service revenue	—	60	893

*	Two of our customers sold set-top boxes to affiliates of MIH Limited and paid royalties to us. Effective April 1, 2001, the affiliates of MIH Limited pay all royalties directly to OpenTV.

The related parties receivables and payables relating to MIH Limited and its affiliates are shown in a separate line in our consolidated balance sheet. The receivables from all other related parties were $.8 million as of December 31, 2000 and $6.2 million as of December 31, 2001. Deferred revenue from EchoStar was $3.3 million as of December 31, 2000 and $5.4 million as of December 31, 2001.

See Note 7 for details regarding share activity, warrants and other agreements with the parties listed above.

In June 2000, we entered into an employment agreement with one of our officers pursuant to which we agreed, among other things, (a) to provide an interest-free loan of approximately $2.4 million to be forgiven in annual installments over a period of four years and (b) to issue Class A Ordinary Shares having a fair market value of approximately $.6 million in annual installments over the same four-year period. In January 2001, 25% of the cash portion of the loan was forgiven and 14,525 Class A shares were issued. The fair value of the shares ($.1 million) and the portion of the loan forgiven ($.6 million) were charged to compensation expense in the year ended December 31, 2001.

In March 1998, we entered into a licensing and distribution agreement with Sun under which Sun granted us a non-exclusive, non-transferable license to develop and distribute products based upon Sun’s Java technology. Subsequent amendments extended our rights and payment obligations to Sun through December 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12.    Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires enterprises to report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products, geographic areas and major customers. The method for determining what information to report is based upon the “management” approach. Our chief operating decision-maker reviews revenues by both geography and customer. We are not organized into business units nor do we capture expenses or allocate resources based on segmentation of our business. Therefore, we believe that we operate in a single industry segment.

Our revenues by geographic area based on the location of customers were as follows (in millions):

	1999	2000	2001
Europe, Africa and Middle East	$21.1	$39.1	$51.2
Americas	1.7	18.6	31.2
Asia Pacific	3.2	5.4	12.9

	$26.0	$63.1	$95.3

Revenues outside the Americas were 93%, 71%, and 67% of total revenues for the years ended December 31, 1999, 2000 and 2001, respectively. Revenues in the United Kingdom were $10.5 million, $19.4 million and $14.3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Five customers from whom we receive royalties sell set-top boxes to British Sky Broadcasting. These customers accounted for 34%, 26% and 7% of revenues for the years ended December 31, 1999, 2000 and 2001, respectively.

One customer accounted for 12% of revenues for the year ended December 31, 1999 and Motorola accounted for 14% of revenues for the year ended December 31, 2000.

Property and equipment by location was as follows (in millions):

	December 31,
	1999	2000	2001
Property and equipment, net:
United States	$4.5	$14.4	$19.8
Other countries	0.5	1.3	5.2

	$5.0	$15.7	$25.0

Two customers accounted for 20% of accounts receivable as of December 31, 1999, two customers accounted for 29% of accounts receivable as of December 31, 2000 and one customer accounted for 12% of accounts receivable as of December 31, 2001.

Note 13.    Subsequent Events (Unaudited)

In January 2002, in response to the continuing worldwide economic slowdown, we announced a workforce reduction to reduce our operating expenses. This restructuring also included the closure of several offices around the world and the write-off of fixed assets and lease costs. Restructuring costs of $9.6 million will be recorded in the first quarter of 2002.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On May 8, 2002, MIH Limited (“MIHL”), OpenTV Corp.’s controlling shareholder, signed a stock purchase agreement (the “Agreement”) with Liberty Media Corporation (“Liberty”) pursuant to which, subject to the fulfillment of certain closing conditions, Liberty agreed to acquire the 365,460 Class A Ordinary Shares of OpenTV Corp. and 30,206,154 Class B Ordinary Shares of OpenTV Corp. held by MIHL as of the date of the Agreement, which collectively represented, on an undiluted basis, approximately 43% of the economic interest and 87% of the voting interest represented by OpenTV Corp.’s ordinary shares outstanding as of April 30, 2002. Of the total purchase price of $185 million, 21% is payable in cash and the balance is payable in cash or Liberty Media Series A Common Stock at Liberty Media’s option. OpenTV was not a party to the Agreement.